FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated June 8, 2017

TRANSLATION
Autonomous City of Buenos Aires, June 8, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. - Notice of Payment of Dividends

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VI of the Merval Listing Regulations.

In that connection, please be advised that, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders' Meeting held on April 28, 2017, in the fourth item of the agenda, section c) (ii), which resolved to allocate the sum of Ps. 716 million to a reserve for the payment of dividends, authorizing the Board of Directors to determine when to distribute such dividends prior to the end of the fiscal year; the Board of Directors of YPF S.A. (hereinafter, the "Company"), at its meeting held on June 8, 2017, resolved to pay a dividend in cash of Ps. 1.82 per share, without distinction among the classes of the Company's stock. Such dividend shall be made available to all shareholders on July 7, 2017, or on any subsequent date due to the application of the rules governing the jurisdictions where the Company's shares are listed. The exchange rate to be used for payment of the ADRs will be that of the United States dollar in the open exchange market-selling rate-at the close of the business date prior to the date the dividends will be made available in the Republic of Argentina.

Additionally, please be advised that from the amount to be paid as a dividend, there will be a deduction-if applicable-for the amount paid by the Company for the Personal Asset Tax (in accordance with the unnumbered article after Article 25 of Law No. 23,966, as amended), corresponding to the 2016 fiscal year.

In the case of ADRs, for operational reasons, such tax will be withheld for all holders, and a system on our website (http://www.ypf.com) will be made available on the day following the payment date in order to request a refund, in cases where such tax does not apply.

Yours faithfully,

Daniel González
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 12, 2017	By:	/s/ Daniel González
	Name: Title:	Daniel González Market Relations Officer